Exhibit 99.2

© Immatics. Not for further reproduction or distribution. Unlocking Immunotherapies for Solid Cancer Patients Immatics Corporate Presentation, December 2021

Forward - Looking Statements 2 This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and Immatics nor any of its affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the clinical trial application for IMA 204 , IMA 301 , IMA 401 , the Company’s focus on partnerships to advance its strategy, projections of future cash on hand and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, and otherwise in accordance with applicable law . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . Clinical study results and associated biomarker studies presented within this presentation are by definition prior to completion of the clinical trial and a clinical study report and, are therefore, preliminary in nature and subject to further quality checks including customary source data verification . This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization .

Building a leading TCR Therapeutics Company with a Pipeline in Cell Therapies and Bispecifics 3 Highly Differentiated Technologies to Identify True Cancer Targets and the Right TCRs Unlocking Immunotherapies for Solid Cancer Patients Strategic Collaborations with World - leading Industry Players

Global Licensing Agreement With Bristol Myers Squibb – December 2021 Exclusive License to TCR Bispecific Candidate IMA401 Targeting MAGEA4/8 $150 million up to $770 million Upfront payment Development, regulatory & commercial milestones plus tiered double - digit royalties on net product sales Companies will collaborate on IMA401 development with Immatics retaining a co - promotion option in the US TCER® IMA401 Targeting MAGEA4/8 L o w - a ff i n i t y T cell recruiting a n t ibody High - affinity TCR targeting MAGEA4/8 Human IgG Fc (silenced) conferring preferential serum half - life, stability & manufacturability CTA * filed in November 2021 Start of Ph1 planned in 1H2022 * Clinical trial application – the European equivalent of an Investigational New Drug (IND) application

Limitations of Current Immunotherapies in Solid Cancer Patients … Driven by a Lack of Known Cancer - specific Targets 5 1 Chalmers et al. , 2017; 2 SEER Cancer Statistics Review, 1975 - 2017, Estimated New Cancer Cases for 2020 Most cancer patients do not benefit from current immuno - oncology approaches I n t r o Checkpoint inhibitors mainly effective in tumors with high mutational burden minority of all cancers 1 CAR - T mainly effective in hematological malignancies minority of all cancers 2 Solid tumors limited established treatments & high medical need majority of all cancers We are unlocking immunotherapies for solid cancer patients with high unmet medical need by accessing intracellular cancer targets with TCR - based therapeutics

Immatics Pipeline 6 Modality Product Candidate Status Preclinical Phase 1a 1 Phase 1b 1 Phase 2/3 IMA201 (MAGEA4/8) Proprietary IMA202 (MAGEA1) Proprietary A C T e n g i n e® Au t o l o g ous ACT IMA203 (PRAME) Proprietary IMA203 (PRAME) + Checkpoint Inhibitor Proprietary IMA203CD8 (PRAME) Proprietary IMA204 (COL6A3) Proprietary Au t o l o g ous ACT 3 ACT programs (Undisclosed) 2 ACT programs (Undisclosed) Allo g e n e ic ACT ACTallo® IMA30x (Undisclosed) Proprietary IMA401 (MAGEA4/8) TCER® Bispecifics IMA402 (PRAME) Proprietary IMA40x (Undisclosed) Proprietary Bispecifics 3 Bispecific programs (Undisclosed) 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion

IMA201 / IMA401 IMA202 IMA203 / IMA402 IMA204 MAGEA4/8 MAGEA1 PRAME COL6A3 exon 6 Selected solid cancer indications with significant target p r e v alence 1 Sarcoma Subtypes – up to 80% Squamous NSCLC – 50% HNSCC – 35% Bladder Carcinoma – 30% Esophageal Carcinoma – 25% Uterine Carcinosarcoma – 25% Ovarian Carcinoma – 20% Melanoma – 20% HCC – 40% Squamous NSCLC – 35% Sarcoma Subtypes – up to 30% Melanoma – 30% Bladder Carcinoma – 20% Esophageal Carcinoma – 20% Uterine Carcinoma – 100% Sarcoma Subtypes – up to 100% Melanoma – 95% Uveal Melanoma – 80% 2 Ovarian Carcinoma – 80% Squamous NSCLC – 65% Kidney Carcinoma – up to 45% Cholangiocarcinoma – 35% Adeno NSCLC – 25% Breast Carcinoma – 25% HNSCC – 25% Esophageal Carcinoma – 20% HCC – 20% Bladder Carcinoma – 20% Pancreatic Carcinoma – 80% Breast Carcinoma – 75% Stomach Carcinoma – 65% Sarcoma – 65% Esophageal Carcinoma – 60% Squamous NSCLC – 55% Adeno NSCLC – 55% HNSCC – 55% Uterine Carcinosarcoma – 55% Colorectal Carcinoma – 45% Mesothelioma – 45% Cholangiocarcinoma – 40% Ovarian Carcinoma – 40% Melanoma – 35% Bladder Carcinoma – 35% Immatics Programs Are Relevant for Multiple Solid Cancer Indications 7 IMA200 & IMA400 programs demonstrate relevant expression in multiple solid cancers 1 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data); 2 Based on metastatic uveal melanoma patients screened in IMA203 study (N=12)

ACTengine® Programs – Key Features 8 1 Applying XPRESIDENT® quantitative mass spectrometry platform; target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; 2 Applying XCEPTOR® TCR discovery and engineering platform incl. XPRESIDENT® - guided off - target toxicity and similar peptide screening to minimize off - ta rget reactivity; functional avidity: EC50 half maximal effective concentration A C T IMA201 IMA202 IMA203 IMA204 HLA - A*02 - presented peptide derived from Cancer Target P e p t i d e MAGEA4/8 MAGEA1 PRAME COL6A3 exon 6 shown to be naturally and specifically presented on native tumor tissues at differentiated high peptide target density 1 100 - 1,000 copies/cell 50 - 900 copies/cell 100 - 1,000 copies/cell 100 - 700 copies/cell T cell R ece p t o r (TCR) High - affinity specific TCRs with high functional avidity 2 Natural TCR ~10 ng/ml Natural TCR ~15 ng/ml Pairing - enhanced TCR ~5 ng/ml Affinity - maturated, CD8 - independent TCR ~0.01ng/ml T cell P r o du c t Autologous T cells gene - engineered with lentiviral vector expressing TCR and applying proprietary short - term manufacturing process designed to achieve better T cell engraftment and persistence 7 - 10 days 7 - 10 days 7 days 7 days

ACTengine® IMA203 – TCR - T to PRAME 9

ACTengine® IMA203 to PRAME – Mechanism of Action Immatics’ Leading TCR - T Approach 10

ACTengine® IMA203 – Patient Flow 11 HLA - A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase ACTengine® M a nu f ac tur i ng by Immatics Infusion of ACTengine® T cell Product Lymphodepletion 30 mg/m 2 Fludarabine 1 and 500 mg/m 2 Cyclophosphamide for 4 days Target Profiling Fresh Tumor Biopsy; IMADetect® Low dose IL - 2 1m IU daily days 1 - 5 and twice daily days 6 - 10 * Safety and efficacy monitoring for 12 months IMA201 IMA202 I M A 203 * IL - 2 dose reduction from twice daily to daily for the first 5 days and dosing duration from 14 to 10 days introduced prior to treatment of first patients on dose level 3; 1 Dose reduction of Fludarabine (from 40mg/m 2 to 30mg/m 2 ) was introduced prior to treatment of the first patient on dose level 3 Leuka - ph e r e s is I M A 203

ACTengine® IMA203 – Key Objectives & Trial Design Trial Design & Recruitment Status 1 Enrichment cohorts EC1 & EC2: patients infused with intermediate doses enabling infusion of patients with medical need during dose escalation observation periods, or in case of lower production yields; * One patient infused at the same dose level as part of the enrichment cohort; **Dose is shown as transduced viable CD8 T cells per m 2 total body surface area Key Study Objectives • Primary: Safety Investigation of Adverse Events, Determination of a recommended Phase 2 dose • Secondary: Biological and Clinical Activity T cell engraftment and persistence Objective responses as per RECIST1.1 Duration of response • Exploratory Tumor Infiltration 12 Data cut - off – 05 - Oct - 2021 18 patients 1 infused with PRAME - directed T cells at 5 clinical sites – Highest Dose Level 4 has commenced N =3 * * N =3 O n g o i ng N =1 N=4 patients treated at i nt erme d i a t e dose levels 1 N=7 * I M A 203

ACTengine® IMA203 – Safety Profile Cytokine release syndrome ICANS 2 17 4 89.5 21.1 0 0 0.0 0.0 Blood and lymphatic system disorders Neutropenia* Anaemia T hr o m b o cy t o peni a Lymphopenia* Leukopenia* Cytopenia 16 16 15 14 12 1 84.2 84.2 78.9 73.7 63.2 5.3 15 9 7 14 11 1 78.9 47.4 36.8 73.7 57.9 5.3 Infections and infestations Enterococcal infection COVID - 19 Appendi c iti s Sepsis 3 1 1 1 1 5.3 5.3 5.3 5.3 1 1 1 1 5.3 5.3 5.3 5.3 Respiratory, thoracic and mediastinal disorders Hypoxia Pleural effusion Bronchial obstruction 2 2 1 10.5 10.5 5.3 1 1 1 5.3 5.3 5.3 Metabolism and nutrition disorders Hyponatraemia Hypokalaemia Decreased appetite 7 5 3 36.8 26.3 15.8 1 1 0 5.3 5.3 0.0 Patients with any adverse event 19 100.0 19 100.0 table continued… Adverse Events of Special interest Cardiac or vascular disorders Hypertension Atrial fibrillation 3 2 15.8 10.5 2 1 4 10.5 5.3 General disorders and administration site conditions F a tigu e Py re x i a Oedema peripheral 7 5 3 36.8 26.3 15.8 1 0 0 5.3 0.0 0.0 Gastrointestinal disorders Nausea Vomiting Diarrhoea C o nstip a ti o n 12 7 7 6 63.2 36.8 36.8 31.6 0 0 0 0 0.0 0.0 0.0 0.0 Investigations Aspartate aminotransferase increased Alanine aminotransferase increased Blood creatinine increased 5 4 4 26.3 21.1 21.1 0 0 0 0.0 0.0 0.0 Ot h er Rash Myalgia Arthr a lgia Alopecia Rash maculo - papular Orchitis Contrast media allergy 5 4 3 3 2 1 1 26.3 21.1 15.8 15.8 10.5 5.3 5.3 0 0 0 0 1 1 1 0.0 0.0 0.0 0.0 5.3 5.3 5.3 Manageable & Transient Treatment - emergent Adverse Events – No ≥ Grade 3 CRS or ICANS TEAEs by maximum severity (N=19) 1 All grades ≥ Grade 3 All grades ≥ Grade 3 Adverse event No. % No. % Adverse event No. % No. % 1 All treatment - emergent adverse events (TEAEs) with grade 1 - 2 occurring in at least 3 patients (incidence ≥ 15 . 8% ) and additionally all events with grade 3 - 5 regardless of relatedness to study treatment are presented . Data source : clinical database . Adverse events were coded using the Medical Dictionary for Regulatory Activities . Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events (CTCAE), version 5 . 0 . Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria (Neelapu et al . , 2018 ) . Patients are counted only once per adverse event and severity classification ; 2 ICANS : Immune effector cell - associated neurotoxicity syndrome; 3 Patient died from sepsis of unknown origin and did not receive IMA203 T cells; 4 DLT: Dose limiting toxicity; *100% of patients experienced transient cytopenias ≥ Grade 3 (CTCAE v5.0) DLT: Transient, Grade 3 atrial fibrillation Onset on day 5 post infusion that resolved within 48h DLT triggered expansion of DL2 CRS/ICANS: No ≥ Grade 3 CRS or ICANS observed so far Most Adverse Events were associated with l y m ph o dep l e ti o n 13 Data cut - off – 05 - Oct - 2021 I M A 203

ACTengine® IMA203 – Change in Target Lesions Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells 1 RECIST1.1 response at the timepoint of maximum change of target lesions (week 12): PD due to new lesions (leptomeningeal disease) at week 12 2 Patients dosed with DL2, EC1 and EC2; * Confirmed at subsequent scan; ** Confirmation pending as of data cut - off Preliminary Objective Response Rates (RECIST1.1., confirmed and unconfirmed) All doses Dosed above DL1 All comers 8/16 (50%) 8/13 (62%) Melanoma 3/3 (100%) 3/3 (100%) Head & Neck Cancer 1/3 (33%) 1/1 (100%) Synovial Sarcoma 3/5 (60%) 3/5 (60%) Uveal Melanoma 1/2 (50%) 1/2 (50%) 14 Best Overall Response (RECIST1.1) - 50 0 50 - 51 . 7 - 39 . 9 - 37 . 9 Best change in sum of diameter [%] and BOR (RECIST1.1) Dose Level: DL1 D L 2 2 DL3 P D S D - 0.5 SD - 2.0 SD - 4.2 SD - 6.9 SD - 13 . 1 SD - 33 . 8 P R * - 63.3 P R * - 47 . 7 PR - 50 . 5 PR PR - 61.0 P R * + 8.8 + 5.2 S C C Synovial Sarcoma Uveal Melanoma N S C L C Ovarian Cancer Head & Neck Cancer Head & Neck Cancer Synovial Sarcoma M e l a no m a Synovial Sarcoma Synovial Sarcoma Uveal Melanoma M e l a no m a Melanoma 1 Head & Neck Cancer Synovial Sarcoma - 9.7 SD PR ** PR Data cut - off – 05 - Oct - 2021 I M A 203

Patient ID Indication Dose 203 - DL1 - 01 Head & Neck Cancer DL1 203 - DL1 - 02 Head & Neck Cancer DL1 203 - DL1 - 03 Ovarian Cancer DL1 203 - EC1 - 01 Melanoma EC1 203 - EC1 - 02 Melanoma EC1 203 - EC1 - 03 Uveal Melanoma EC1 203 - DL2 - 01 Synovial Sarcoma DL2 203 - DL2 - 02 Synovial Sarcoma DL2 203 - DL2 - 03 Synovial Sarcoma DL2 203 - DL2 - 04 Synovial Sarcoma DL2 203 - DL2 - 05 Head & Neck Cancer DL2 203 - DL2 - 06 NSCLC DL2 203 - EC2 - 01 SCC EC2 203 - DL3 - 01 Uveal Melanoma DL3 203 - DL3 - 02 Melanoma DL3 203 - DL3 - 03 Synovial Sarcoma DL3 ACTengine® IMA203 – Response Over Time Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells x Alive (time from infusion to data cut - off or death) x P D Dece a sed x x x x x x Week 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 Month 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 x x PR ongoing at data cut - off SD PR According to RECIST1.1 First tumor response assessment x x x Data cut - off – 05 - Oct - 2021 15 I M A 203

ACTengine® IMA203 – Engraftment, Persistence & Tumor Infiltration Clinical Responses Consistent with Biological Data T cell Engraftment & Persistence Tumor Infiltration post Infusion 2 1 Mann - Whitney U test, p=0.065; 2 Post infusion biopsies at week 6 (except one patient with SD at week 3); 3 Mann - Whitney U test, p=0.0159 1 î 10 - 1 1 î 10 0 1 î 10 1 1 î 10 2 1 î 10 3 1 î 10 4 1 î 10 5 1 î 10 6 1 î 10 7 Vector copies/μg gDNA PD SD PR Days post - infusion 1 î 10 1 1 î 10 2 1 î 10 3 1 î 10 4 1 î 10 5 Vector copies/  g gDNA 0 . 0 15 9 Case study High T cell engraftment and persistence with trend for association of peak vector copies with clinical response 1 SD PR High T cell infiltration observed through serial biopsies associated with clinical response 3 Data cut - off – 05 - Oct - 2021 16 p =0 . 0159 I M A 203

ACTengine® IMA203 – Case Study Patient IMA203 - DL3 - 01 Confirmed Partial Response with Deepening Tumor Regression in Multiple Lesions Liver metastasis Lung metastasis Sub cut. metastasis 0 - 1 0 0 - 50 0 50 5 1 0 15 Weeks from T Cell Infusion Change in Diameter from Baseline [%] SUM T1: Lymph Node T2: Lymph Node T 3 : Lung T 4 : Liver T 5 : Liver * T cell Persistence & Peak Response in the Blood • 62 - year - old female; metastatic uveal melanoma • High tumor burden in multiple organs • Infused at refractory disease after failing 4 prior lines of therapy including 2 lines of CPI 1 • Patient received total dose of 0.59 billion transduced T cells following lymphodepletion • T cell persistence until end of observation & detection in the tumor • All lesions decreased at week 6 - 40% decrease in target lesions response deepened at week 12 to 63% decrease • Best Response (RECIST1.1): PR (confirmed & ongoing) Change in Target Lesions Baseline Week 12 1 î 10 - 1 1 î 1 0 1 1 î 1 0 0 1 î 1 0 3 1 î 1 0 2 1 î 10 4 1 î 10 5 1 î 10 6 1 î 10 7 Vector copies/μg gDNA Days post - infusion I M A 203 1 Immune checkpoint inhibitor Data cut - off – 05 - Oct - 2021 17

Objective responses observed across multiple tumor types at dose levels below 1 billion T cells originally presumed to be subtherapeutic 1 DLT: dose - limiting toxicity, since March 17, 2021 (reported DLT at DL2); 2 CRS: cytokine release syndrome, ICANS: Immune effector cell - associated neurotoxicity syndrome, both graded by CARTOX criteria (Neelapu et al ., 2018); 3 Objective response rate according to RECIST 1.1 including confirmed and unconfirmed partial responses; * Includes patients treated at enrichment cohorts EC1 and EC2 Additional DLTs 1 ORR 3 at DL2 * & DL3 (8/13 patients) – all still dosed below 1 bn cells S A F E TY CLINICAL ACTIVITY BIOLOGICAL ACTIVITY 3 Dose levels completed, all below 1 bn cells 0 0 Grade ≥3 CRS or ICANS 2 50% 62 % ORR 3 across all doses and multiple solid cancers (8/16 patients) B loo d T u m o r High T cell engraftment and persistence High T cell infiltration associated with clinical response 4 th Dose level (target dose) commenced, first DL >1 bn cells 18 ACTengine® IMA203 PRAME – Phase 1a Dose Escalation Interim Update Preliminary Findings after Completion of Dose Level 3 Data cut - off – 05 - Oct - 2021 I M A 203

Comprehensive Strategy to Target PRAME 19

Immatics’ Proprietary PRAME Peptide - HLA/TCR Pair Broadly Expressed Target on Multiple Solid Cancers Combined with Highly Specific TCR Uterine carcinoma M e l an om a Ovarian carcinoma Peptide Target PRAME: • HLA - A*02 - restricted peptide identified by XPRESIDENT® quant. mass spec • Naturally and specifically presented at high levels (100 - 1000 copies/cell) • Homogenously expressed at high prevalence across multiple solid tumors 1 PRAME T cell Receptor (TCR): • Engineered to avoid mispairing • Selected for high specificity guided by XPRESIDENT® • High functional avidity: EC50 5ng/ml 1 Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data); 2 Based on metastatic uveal melanoma patients screened in IMA203 study (N=12) Uveal melanoma 2 SqNSCLC Breast carcinoma HNSCC 20 PRAME RNA expression in native tumor samples (ISH analysis) Synovial sarcoma P R AME

Targeted 2022 Phase 1b Cohort A: IMA203 Monotherapy in Focus Indications Phase 1b Cohort B: IMA203/Checkpoint Inhibitor Combination Therapy Phase 1b Cohort C: IMA203CD8 2nd gen Monotherapy Phase 1a: IMA203 Monotherapy Dose Escalation in Basket Trial TCR - T Track: PRAME TCR - T Bispecifics Track: PRAME TCR Bispecific Comprehensive Strategy to Target PRAME Maximizing PRAME Mediated Clinical Benefit Through ACT and TCR Bispecifics IND - enabling studies Ph1a Completion & Determination RP2D early 2022 Ph1b Expansion starting 2022 Ph2b Pivotal Trial(s) Phase 1 TCER® IMA402 GMP Run TCER® IMA402 Targeted 2023 21 P R AME

ACTengine® IMA203CD8 – Second - generation TCR - T Building on First - Gen IMA203 Success to Further Improve Anti - Tumor Activity • Engagement of CD4 T cells by CD8 co - transduction reported to boost anti - tumor activity in TCR - T trials • Functional superiority of a CD8αβ IMA203 construct (IMA203CD8) over multiple other CD8 constructs in preclinical experiments - Poster presentation at SITC, Nov 12, 2021 • Secured access to CD8αβ technology through exclusive license from Baylor College of Medicine • IND filing for IMA203CD8 lead candidate targeted in 1H2022 TUMOR CELL DEATH CD4 T CELL Cy t o t o x ic Activity CD8 T CELL T cell Help Cy t o t o x ic Activity 22 P R AME

ACTengine® IMA203CD8 – Preclinical Assessment of Anti - Tumor Efficacy Co - Transduction of CD8 Enhances Anti - Tumor Activity in Vitro 0 .0 1 .0 0 .5 1 .5 2 .0 IMA203CD8 TCR IMA203 TCR Non - Transduced Control Engagement of CD4 T cells may enhance depth and durability of anti - tumor response and clinical outcome of TCR - T in solid cancer patients 2 nd addition of tumor cells 3 rd addition of tumor cells Tumor Growth 18 36 56 74 94 114 134 152 172 192 Hours after co - culture Full Data Presentation at SITC 2021: Improved anti - tumor activity of next - generation TCR - engineered T cells through CD8 co - expression Day 0 Day 3 No CD4 T cells I M A203 TCR Day 6 I M A203C D 8 TCR 3D Spheroid Killing – CD4 T cells Serial Killing Assay – CD8 & CD4 T cells 23 P R AME

Comprehensive Strategy to Target PRAME Focused and broad approach targeting PRAME: Aiming to maximize clinical benefit through ACT programs and TCR Bispecifics • Maximize therapeutic potential through multiple Ph1b cohorts • Monotherapy at RP2D • Checkpoint Inhibitor Combination • 2 nd gen IMA203CD8 PRAME TCR - T (IMA203 Ph1a) • Complete IMA203 Ph1a Dose Escalation with doses above 1 bn cells (DL4) • Determine Recommended Phase 2 Dose (RP2D) in 1Q2022 PRAME TCR - T (IMA203 Ph1b) • Initiate IMA203 Ph1b Dose Expansion in 1H2022 PRAME BISPECIFIC (IMA402) • Focused development of half - life - extended Bispecific (TCER® IMA402) following promising preclinical data • Complete GMP run in 2022 & advance IMA402 to phase 1 trial 24 P R AME

ACTengine® IMA200 TCR - T Programs Update 25

ACTengine® Programs – Status Update 26 1 One DLT in DL2 previously reported in March 2021, fully resolved A C T IMA201 IMA202 IMA203 IMA204 M A G E A 4/ 8 M A G E A 1 PRA ME COL6A3 exon 6 S ta t us Dose escalation ongoing Enrollment at target dose level (DL3) ongoing Enrollment at target dose level (DL4) ongoing IND - enabling studies close to completion Recruitment DL2 commenced N=2 pts treated DL3 commenced N=10 pts treated DL4 commenced N=18 pts treated NA S a f e t y Too early Manageable safety profile; no DLTs or CRS/ICANS ≥ grade 3 Manageable safety profile; no additional DLTs 1 & no CRS/ICANS ≥ grade 3 NA Clinical Ac t i v i t y Too early Disease control in 7/10 patients (9 pts in DL1 & 2), no objective responses Objective responses in 8/16 patients, thereof 8/13 responses above DL1 NA Next m ile st one Complete Ph1a dose escalation including target dose (DL3) Complete Ph1a dose esca - lation incl. target dose (DL4). Initiate expansion cohorts incl. monotherapy, checkpoint inhibitor combination & IMA203CD8 2 nd gen IND in 2022 due to acceleration of PRAME expansion cohorts

Unlocking Immunotherapies for Solid Cancer Patients IMA203 - PRAME Objective responses observed across multiple tumor types 27 82% Disease Control Rate 0 Grade ≥3 CRS or ICANS 1 < 1bn T cells infused in almost all patients PRAME STRATEGY Maximizing the therapeutic potential of targeting PRAME ORR 2 at DL2 * & DL3 (8/13 patients) – all still dosed below 1 bn cells 50% 62% ORR 2 across all doses and multiple solid cancers (8/16 patients) Multiple Ph1b cohorts • Monotherapy at RP2D • Checkpoint Inhibitor Combo • 2 nd gen IMA203CD8 T CR - T TCER® Focused development of half - life - extended Bispecific (TCER® IMA402) IMA201, IMA202, IMA203 Interim Data from ongoing Dose Escalation 1 CRS: cytokine release syndrome, ICANS: Immune effector cell - associated neurotoxicity syndrome, both graded by CARTOX criteria (Neelapu et al ., 2018); 2 Objective response rate according to RECIST 1.1 including confirmed and unconfirmed partial responses; * Includes patients treated at enrichment cohorts EC1 and EC2

ACTengine® IMA204 – A Novel TCR - T Program Targeting Tumor Stroma Complete Tumor Eradication in vitro & in vivo 1 by Affinity - enhanced IMA204 TCR CD8 - independent TCR leads to tumor eradication in all mice treated W Si Do ild t ngl ub l ype e e m muta n u t a n t t T u N mo o n - t r c ra n ells o s duc nl y ed Control IMA204 TCR D7 D 16 D 22 D 29 1 In vivo data by Jim Riley, University of Pennsylvania, control: non - transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website. 28 COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers • CD8 - independent, next - generation TCR activates CD8 and CD4 T cells • Final preclinical safety evaluation ongoing S tr o ma cells T u m or cells Stroma Target (COL6A3 exon 6) in Ovarian Cancer sample Example of a Tumor Target in same Ovarian Cancer sample A C T

Outlook: ACTallo® IMA301 – Immatics’ Allogeneic Cell Therapy Approach Effective Redirection of γδ T cells Using αβ TCR 29 • Proprietary manufacturing protocol delivering robust expansion of γδ T cells with the potential for hundreds of doses from one single donor leukapheresis • Off - the - shelf cell therapy , applicable without need for personalized manufacturing and not reliant on potentially encumbered immune system of patient • High potency: TCR transduced γδ T cells show similar anti - tumor activity to αβ T cells • Proprietary single lentiviral vector system (4 - in - 1 construct) including TCR and CD8 alpha & beta chains • γδ T cells are abundant, show intrinsic anti - tumor activity, naturally infiltrate solid tumors and do not cause graft - vs - host disease γδ T cell collection from healthy donor Of f - t h e - s h e lf product Transduction Expansion ACTallo® Immatics’ Allogeneic ACT Approach A C T

TCER® – TCR Bispecifics 30

TCER® – Mechanism of Action Immatics ǲ Off - the - Shelf TCR Bispecifics Approach 31 T CE R ®

TCER® – Immatics’ Innovative Half - Life Extended Bispecifics 32 pHLA targeting TCR x High - affinity TCR with broad therapeutic window through XPRESIDENT® - guided affinity maturation (>1000x) 2 x Targets HLA - A*02 - restricted MAGEA4/8 (IMA401) or PRAME (IMA402) peptide with high target density x Complete tumor eradication in mouse xenograft models at low doses Fc domain (silenced) with knob - into - hole technology Optimized Design of TCR and T cell Recruiter for Maximizing Efficacy while Minimizing Toxicities Next - generation TCER® format x Off - the - shelf biologic with antibody - like manufacturability 4 and low cost of goods x Superior anti - tumor activity 5 compared to six alternative bispecific formats x Half - life of several days expected in humans T cell recruiting antibody x Low - affinity T cell recruiter against both TCR & CD3 x Optimized biodistribution aiming for enrichment at tumor site and prevention of CRS 1 x Superior anti - tumor activity in mouse models as compared to widely used CD3 recruiters 1 Based on literature data for other low - affinity recruiters (e.g. Harber et al ., 2021, Nature); 2 As compared to natural TCR; 3 Production in mammalian cells (CHO cells); 4 Based on preclinical testing T CE R ®

TCER® Portfolio TCER Pipeline Strengthened by a Third Program IMA40X 33 IMA401 I M A 402 IMA40X MAGEA4/8 PR A ME Undisclosed Status CTA * filed with German Regulatory Authority in November 2021; Phase 1 trial in 2022 Clinical GMP batch targeted in 2022 Phase 1 trial in 2023 TCER® engineering and preclinical testing ongoing Preclincial P r oof - of - c o n ce pt – Efficacy / Safety » Complete remission of estab. tumors in xenograft mouse models at low doses » Very broad therapeutic window (reactivity tumor compared to normal cells) n/a Half - life Half - life extended to several days via effector function silenced Fc part Clinical D e v elop m e n t Strategy » First in human basket trial » Adaptive design aiming at fast dose escalation » Development strategy includes TCER® as add on to checkpoint inhibitor - based standard of care in early lines of treatment T CE R ® * Clinical trial application – the European equivalent of an Investigational New Drug (IND) application

34 Treatment schedule Tumor Model in Mice 1 8 1 5 22 T r a n s p l a n t a t i o n Tumor T r a n s p l a n t a t i o n Human PBMC IMA401 TCER ® - 22 - 12 1 TCER® IMA401 Targeting MAGEA4/8 IND - stage Product Candidate in Development with Bristol Myers Squibb • Complete remissions observed in all animals even at low IMA401 dose of 0.05 mg/kg • No detectable outgrowth of tumors during prolonged observation period of 70 days Study day N=6 mice per group, two PBMC donors Dose: two dose levels T CE R ® 1 Hs695T xenograft model in MHC I/II ko NSG mice, tumor volume of individual mice shown

35 TCER® IMA402 Targeting PRAME Preclinical - stage Product Candidate Fully Owned by Immatics Widely used T cell recruiting Ab (3 variants) medium to high affinity Treatment schedule N=6 mice per group, two PBMC donors Dose: 0.025 mg/kg • Proprietary, low - affinity T cell recruiting region demonstrates superior tumor control compared to analogous TCER® molecules designed with higher - affinity variants of a widely used recruiter Immatics’ T cell recruiting Ab low affinity IMA402 Treatment start Administration of IMA402 in defined dosage interval T CE R ® Tumor Model in Mice 1 1 Hs695T xenograft model in NOG mice, tumor volume of group means shown Bunk at al ; PEGS2021

Immatics‘ Proprietary Target and TCR Dicovery Platforms 36

Accessing Intracellular Cancer Targets with TCR - based Therapeutics To Unlock Immunotherapies for Solid Cancer Patients 37 T e chn olo g y

True Cancer Targets & Matching Right TCRs 38 True Targets - expressed on cancer but not or to far lower extent on normal tissue Minimizing risk for on - target toxicity Right TCRs - highly specific and high affinity as outcome of stringent development process Minimizing risk for off - target toxicity (TCR cross - reactivity) + Right TCR via X CE P T O R ® TCR Discovery Platform True Target via X P R E S I D E N T ® Target Discovery Platform T e chn olo g y

XPRESIDENT® – Discovery of True Cancer Targets Pool of 200 Targets as Foundation for our Future Pipeline >2,500 cancer & normal tissues analyzed by Quantitative, Ultra - Sensitive Mass Spectrometry pHLA Database based on primary tissues >200 p ri o ri t i z e d targets T e chn olo g y 39 200 Prioritized Targets Grouped in 3 Target Classes: Unbiased Identification of the most relevant pHLA targets in the accessible cancer immunopeptidome 1. Well known and characterized parent protein e.g. MAGE family cancer testis antigens 2. Unknown or poorly characterized parent protein e.g. stroma target COL6A3 exon 6 3. Crypto - targets/Neoantigens: Novel target class which includes RNA - edited peptides & non - classical neoantigens 3. Crypto 2. Unknown/ less known 1. Well K no w n

Development of the Right TCR – XCEPTOR® Unique Cross - Talk between Target and TCR Discovery 40 TCR Bispecifics T cell engaging receptor (TCER®) Affinity - maturated natural TCR variable domains with nanomolar affinity and favorable specificity profile XPRESIDENT® - guided similar peptide counterselection during maturation to deselect cross - reactive TCRs Basis for highly potent TCR Bispecifics format Natural or optimized natural TCR with micromolar affinity and favorable specificity profile for genetic engineering of T cells and direct clinical application TCR Discovery, Engineering and Validation Fast and efficient discovery of multiple TCRs per target XPRESIDENT® - guided off - target toxicity screening to deselect cross - reactive TCRs during discovery Adoptive Cell Therapy A C T e n g i n e® ACTallo® T e chn olo g y

Corporate Information & Milestones 41

Robust IP Portfolio Immatics’ Patent Estate – Territorial Coverage 42 • > 8 , 000 cancer targets, TCRs and technology protected by • 5 , 500 applications and patents filed in all major countries and regions • >120 patent families • >1,550 granted patents, thereof >450 granted patents in the US Corporate

Strong, Focused and Highly Integrated Trans - Atlantic Organization 43 Senior Leadership, Business Development, Clinical Operations, Intellectual Property, Regulatory Affairs, Communications Senior Leadership, Research and Development (Adoptive Cell Therapy), CMC, Clinical Operations, Regulatory Affairs, QA/QC, HR, Investor Relations Tübingen, Germany, ~160 FTEs Senior Leadership, Research and Development (XPRESIDENT®, XCEPTOR®, TCER®), Translational Development, Clinical Operations, Finance, HR, IT, QM Munich, Germany, ~40 FTEs Houston, Texas , ~100 FTEs Corporate FTE status as of 30 June 2021

Experienced Global Leadership Team Across Europe and the US 44 Harpreet Singh Chief Executive Officer Co - Founder >20 yrs biotech experience Carsten Reinhardt Chief Development Officer >20 yrs pharma & biotech experience (Micromet, Roche, Fresenius) Rainer Kramer Chief Business Officer 25 yrs pharma & biotech experience (Amgen, MorphoSys, Jerini, Shire, Signature Dx) Steffen Walter Chief Technology Officer Co - Founder Immatics US >15 yrs biotech experience Arnd Christ Chief Financial Officer >20 yrs biotech experience (Probiodrug, NovImmune, Medigene, InflaRx) Toni Weinschenk Chief Innovation Officer Co - Founder >15 yrs biotech experience Jordan Silverstein Head of Strategy >10 yrs biotech experience (Advanced Accelerator Applications, InflaRx) Edward Sturchio General Counsel >15 yrs pharma & biotech experience (Schering, Merck, Novartis, Advanced Accelerator Applications, Abeona Therapeutics) Cedrik Britten Chief Medical Officer >10 yrs pharma & biotech experience (BioNTech, GSK) Corporate

Upcoming R&D Milestones 45 Modality Product Candidate Status Preclinical Phase 1a 1 Phase 1b 1 Phase 2/3 Next Milestone IMA201 (MAGEA4/8) Proprietary Complete dose escalation 2022 IMA202 (MAGEA1) Proprietary Complete dose escalation 1Q2022 A C T e n g i n e® Au t o l o g ous ACT IMA203 (PRAME) Proprietary Complete dose escalation 1Q2022 IMA203 (PRAME) + Checkpoint Inhibitor Proprietary Start Ph1 in 2022 IMA203CD8 (PRAME) Proprietary IND 1H2022 IMA204 (COL6A3) Proprietary IND 2022 Au t o l o g ous ACT 3 ACT programs (Undisclosed) 2 ACT programs (Undisclosed) Allo g e n e ic ACT ACTallo® IMA30x (Undisclosed) Proprietary IMA401 (MAGEA4/8) Start Ph1 1H2022 TCER® Bispecifics IMA402 (PRAME) Proprietary GMP run 2H2022, Start Ph1 2023 IMA40x (Undisclosed) Proprietary Bispecifics 3 Bispecific programs (Undisclosed) 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion Corporate

Immatics Key Take - Aways Broadly Positioned in the TCR Therapeutics Space with ACT & TCR Bispecifics ACTengine® (TCR - T) – High Objective Response Rate during ongoing dose escalation in TCR - T Ph1a trial IMA203 to PRAME • IMA203 (PRAME): Objective responses across multiple tumor types at dose levels below 1 billion T cells at early phases of dose escalation • Multiple upcoming inflection points for 3 ongoing TCR - T trials in 2022 • Next wave of TCR - T entering clinical development in 2022 with IMA203CD8 and IMA204 TCER® – Next - generation Bispecific platform with the lead molecule entering the clinical development in 2022 • Optimized design for maximizing efficacy while minimizing toxicities • Next - generation half - life extended TCER® format with off - the - shelf availability & antibody - like manufacturability • Preclinical proof - of - concept demonstrated for IMA401 (MAGEA4/8) & IMA402 (PRAME), start of IMA401 Ph1 clinical study in 1H2022 Comprehensive strategy to target PRAME and maximize opportunities for clinical benefit via TCR - T and TCR Bispecifics Sustainable Fundamentals • Differentiated target and TCR discovery platforms providing the basis for future fully owned and partnered programs • Strong cash position of approx. US$201m (as of September 30, 2021 prior to BMS collaboration on IMA401) 46 Corporate

www.immatics.com Thank you